UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 2002
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                 ----------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                              Peter R. Bible
                                              Chief Accounting Officer
                                              General Motors Corporation
                                              300 Renaissance Center.
                                              Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
    ----------------------------------------------------------     --------

     General Motors Savings-Stock Purchase
       Program for Salaried Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .      3
         Statements of Assets Available for Benefits, as of
           December 31, 2002 and 2001. . . . . . . . . . . . . . .      4
         Statements of Changes in Assets Available for
           Benefits for the Years Ended December 31, 2002 and 2001      5
         Notes to Financial Statements . . . . . . . . . . . . . .      6
         Supplemental schedules are omitted because of the absence of the conditions under which they are required.

(b) EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . .      14




                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                     (Name of plan)



Date   June 26, 2003                     By:
       -------------

                                             /s/G. Richard Wagoner, Jr.
                                             -----------------------------
                                             (G. Richard Wagoner, Jr., Chairman
                                             of the Board of Directors)

INDEPENDENT AUDITORS' REPORT
----------------------------

General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of assets available for benefits of the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Detroit, Michigan
June 5, 2003

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001

                                                       2002           2001
                                                   -----------    ------------
                                                       (Dollars in Thousands)
ASSETS:

  Investment in the General Motors Savings
    Plans Master Trust (Note D)                    $10,567,065     $12,627,048
                                                    ----------      ----------

      Total assets                                  10,567,065      12,627,048
                                                    ----------      ----------

ASSETS AVAILABLE FOR BENEFITS                      $10,567,065     $12,627,048
                                                    ==========      ==========

Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                       2002             2001
                                                   -----------      ----------
                                                       (Dollars in Thousands)

ADDITIONS-
  Contributions:
    Employer                                            49,580         135,917
    Participants                                       378,130         397,894
                                                     ---------       ---------
        Total contributions                            427,710         533,811
                                                     ---------       ---------

    Total additions                                    427,710         533,811

DEDUCTIONS:
    Net investment losses from the General
      Motors Savings Plans Master Trust (Note D)    (1,597,287)       (790,423)
    Distributions to participants                     (890,333)       (813,071)
    Net Transfers (Note E)                                 (73)         (2,804)
                                                     ---------       ---------
    Total deductions                                (2,487,693)     (1,606,298)

NET DECREASE                                        (2,059,983)     (1,072,487)

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 12,627,048      13,699,535
                                                    ----------      ----------
  End of year                                      $10,567,065     $12,627,048
                                                    ==========      ==========


Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

A. THE PROGRAM

  GENERAL - General Motors Corporation (the "Corporation" or "GM") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation who have completed six months of employment and who are compensated fully or partly by salary and/or commission, but who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees classified as part-time employees, regular employees, temporary assignment, flexible service employees, temporary employees, or cooperative student employees (hired prior to January 1, 1999)are eligible to participate in the Program upon the completion of six months of employment. The Investment Funds Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees, and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

  CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows:

   o on an after-tax basis (regular savings), up to 40% for 2002 and 20% for 2001 of an Employee's eligible salary as defined in the Program.

   o on a tax-deferred basis (deferred savings), an amount of eligible salary which is the lesser of (1) $11,000 and $10,500 for 2002 and 2001, respectively or (2) up to 40% and 20% for 2002 and 2001, respectively of the Employee's eligible salary for a calendar year.

   o in lieu of receiving a distribution from The General Motors Enhanced Variable Pay Plan for Salaried Employees in the United States (the "Variable Pay Plan"), an Employee may elect to have the Corporation contribute, as deferred savings to the extent permissible under tax law, up to 100%, in 10% increments, of any such amount, which vests immediately.

   o in lieu of receiving a flexible compensation payment from the Corporation, an Employee may elect to have the Corporation contribute 100% of the flexible compensation payment as deferred savings until the tax deferral legal limit is reached and then any remaining portion of such payment will be contributed as regular savings to the extent permissible under tax law.

   In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 20% through December 31, 2001 and 40% thereafter of eligible monthly base salary for any calendar year. The sum of all four of the above-described methods of contribution may only exceed the above percentages of eligible salary by an amount equal to the payout under the Variable Pay Plan and/or the flexible compensation payment. As defined in the Program document, the Corporation's total matching contribution is limited to 80% of basic savings through February 28, 2001, 60% of basic savings through December 31, 2001 and 20% thereafter. Basic savings as defined by the Program is Employee savings up to 6% of an Employee's eligible monthly base salary.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   An Employee age 50 or older, or who will attain age 50 by the end of the calendar year, and who is contributing at least 6% of their eligible monthly base salary to their account, is eligible to make "catch-up" contributions to their account. A catch-up contribution may only be made on a "pre-tax" basis up to the annual limit set forth by the IRS, and only after the 401K annual contribution limit has been met.

   The Corporation's matching contribution is invested entirely in the GM $1-2/3 par value Common Stock Fund and such contributions must remain invested in this fund during the period January through December 31, of the calendar year in which the contributions were made. This period is referred to as the "required retention period".

   An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible monthly base salary credited each pay period to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program. This contribution is invested in the GM $1-2/3 Par Value Common Stock Fund, and such contribution must remain invested in this fund during the required retention period.

   VESTING - Assets derived from employee contributions and related Corporation contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than three years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Participants may exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day"). This provision does not apply to Employee contributions and Corporation contributions required to be invested in Corporation common stock funds during the required retention period. Employee contributions required to be invested in the Corporation's Common Stock Funds may be exchanged only between the Corporation's Common Stock Funds during the required retention period. Corporation contributions may not be exchanged until completion of the required retention period.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee deferred savings may only be withdrawn because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for a period of 12 months following the distribution.

   INVESTMENT OPTIONS - The Corporation's contributions are invested in the GM $1-2/3 par value Common Stock Fund. One-half of an Employee's Basic Savings up to 6% is required to be invested, in 10% increments, in either one or both of the Corporation's Common Stock Funds: (1) GM $1-2/3 par value Common Stock Fund; or (2) GM Class H, $0.10 Par Value Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the following investment options:

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   o  General Motors $1-2/3 par value Common Stock Fund,
   o  General Motors Class H, $0.10 Par Value Common Stock Fund
   o  Promark Funds
   o  Mutual Funds

   Certain costs of Program administration are paid by the Corporation.

   DESCRIPTION OF INVESTMENT OPTIONS:

   General Motors Common Stock Funds: $1-2/3 Par Value and Class H, $0.10 Par Value - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Funds. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the respective GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Promark Funds - There are seventeen Promark funds as investment options for participants in the Program. These funds have a variety of investment strategies, and the funds are managed by General Motors Trust Company Corporation (GMTC), a wholly-owned subsidiary of General Motors, and a party-in-interest. GMTC selects and monitors investment advisors for each fund. Participants should refer to the Prospectus for further information about the investment strategy of each fund, and the risks associated with each fund.

   Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value.

   Mutual Funds - This investment option is comprised of many different mutual funds, which are managed by Fidelity Investments, Neuberger Berman Management Inc., Domini Social Investments LLC and SSgA Funds Management, Inc. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   Other Investments:

   EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. No new contributions, loan repayments, or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS common stock held by the Plan will be invested in an Income Fund investment option.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

   Delphi Common Stock Fund - On May 28, 1999, GM completed the spin-off of Delphi Corporation (Delphi). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by the interest earned on short-term investments held by the fund.

   Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics Corporation, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks.

   Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. No new contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund are permitted. Dividends, if any, paid on Raytheon Class A common stock held by the Program will be invested in an Income Fund investment option prior to allocation to participant's accounts.

   Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Raytheon Class A common stock and by the interest earned on short-term investments held by the fund.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   GM has chosen to invest the General Motors Common Stock Funds, the EDS Common Stock Fund, the Raytheon Class A Common Stock Fund, and the Delphi Common Stock Fund in commingled funds managed by State Street Bank and Trust ("State Street"). State Street is responsible for anticipating liquidity needs and maintaining sufficient cash levels to process participant transactions, determining the daily number of shares of each individual common stock to be purchased or sold, and obtaining the best prices for any purchases or sales.


   PARTICIPANT LOANS - Participants may borrow once per year from both their tax-deferred and after-tax savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and will apply to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the Participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts. Balances of participant loans were $260,581,319 and $289,215,172 for 2002 and 2001, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Program are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

   o Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates. The Program utilizes various investment instruments including U.S. Government Securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

C. INVESTMENTS

   All of the investments in the Program are held in the General Motors Savings Plans Master Trust (the "Master Trust") as more fully described in Note D. The investment in the Master Trust is both participant-directed and nonparticipant-directed.

   The guaranteed investment contracts ("contracts") owned by the Plan and held in the Master Trust matured during 2002 and no additional contracts were purchased during 2002. The average annualized yield on the contracts for the period held during 2002 and for the year ended December 31, 2001 was 5.95% and 5.0%, respectively. The contract value of the contracts owned by the Plan and held in the Master trust as of December 31, 2001 exceeded fair value by approximately $5.6 million. The weighted average of the annualized crediting interest rate for the contracts for the period held during 2002 and for the year ended December 31, 2001 was 5.51% and 5.7%, respectively.

D. THE MASTER TRUST

   The Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street.

   Employee benefit plans participating in the Master Trust as of December 31, 2002 include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members
   o  General Motors Income Security Plan for Hourly-Rate Employees

   Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the respective plan participates.

   The net investment income of the commingled Master Trust investment funds (the GM Common Stock Funds, the EDS Common Stock Fund, the Raytheon Class A Common Stock Fund, the Delphi Common Stock Fund, and the Promark Funds) is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   As of December 31, 2002 and 2001, the Program had approximately a 60% and 62% interest in the Master Trust, respectively.

   The net assets available for benefits of all participating plans in the Master Trust at December 31, 2002 and 2001 are summarized as follows (dollars in thousands):

   ASSETS:                                              2002         2001
                                                     ---------    ---------
      Investments:
         General Motors Corporation $1-2/3 par
         value common stock                         $2,799,227   $3,276,889
         General Motors Corporation Class H
         $0.10 par value common stock                  444,377      641,826
         Electronic Data Systems common stock           52,182      213,904
         Delphi Corporation common stock               172,688      323,553
         Raytheon Class A common stock                  79,089       92,154
                                                    ----------   ----------
            Total Common Stock                       3,547,563    4,548,326

      Mutual funds                                   4,954,961    6,360,525
      Common and collective trusts                   8,336,148    7,244,303
      Guaranteed investment contracts                        0      886,307
      Loan funds                                       681,457      723,272
      Fixed income fund                                      0      447,355
      Other                                                 40       25,961
                                                    ----------   ----------
      Total investments                             17,520,169   20,236,049

      Receivables:
         Accrued investment income                          25          316
                                                    ----------   ----------
            Total receivables                               25          316
                                                    ----------   ----------
            Total assets                           $17,520,194  $20,236,365
                                                    ==========   ==========

   LIABILITIES:

      Due to broker for securities purchased             1,331        1,322
                                                     ---------   ----------
   NET ASSETS AVAILABLE FOR BENEFITS               $17,518,863  $20,235,043
                                                    ==========   ==========

   The net investment earnings of all participating plans in the Master Trust for the years ended December 31, 2002 and 2001 are summarized as follows (dollars in thousands):

                                                        2002         2001
                                                     ---------    ---------

   Interest                                            $49,170      $61,216
   Dividends                                           145,357      137,147
   Net (depreciation) appreciation in fair
   value of investments:
     General Motors Corporation $1-2/3 par
         value common stock                           (760,290)    (103,711)
     Mutual funds                                   (1,140,939)  (1,208,360)
     Common and collective trusts                     (501,491)    (363,975)
     Other                                            (110,426)     176,462
                                                     ---------    ---------
     Total net depreciation                         (2,513,146)  (1,499,584)
                                                     ---------    ---------
   Total investment losses                         $(2,318,619) $(1,301,221)
                                                     =========    =========

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Concluded

E. TRANSFER TO DELPHI

   On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Savings-Stock Purchase Program (the "Delphi Program"), modeled after the GM Program. On May 28, 1999, for those employees whom elected to do so, assets representing Delphi participants' holdings in the Program were transferred and reinvested under the corresponding investment options in the Delphi Program. As a result of the separation, the Delphi Program was separated from the GM Program, and is now administered by Delphi as a separate plan. During 2001 and 2002 additional participants elected to transfer their holdings between the Delphi and GM Programs resulting in a net transfer out of the GM Program of approximately $73 thousand and $2.8 million in 2002 and 2001, respectively.

F. TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

G. FEDERAL INCOME TAXES

   By letter dated April 3, 2000, the Internal Revenue Service has determined and informed the Corporation that the Program is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

H. RELATED PARTY TRANSACTIONS

   The Program and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.

I. SUBSEQUENT EVENTS

   Effective January 1, 2003, GM's matching contributions to the Program were increased to 50% (previously 20%) of basic savings contributed up to the first 6% of eligible monthly base salary.

   Effective June 1, 2003, a redemption fee charging participants 1% of the value of any units redeemed within 30 days of being acquired will be assessed on Promark International Equity or Promark Emerging Market Equity funds.













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